Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Meet Kevin – Kevin Meets Ross Gerber & $FRX Beachbody Kevin Mayer

May 2, 2021

Corporate Participants:

Kevin Paffrath - Meet Kevin Host

Kevin Mayer - Strategic Advisor of Forest Road Acquisition Corp. and Director of The Forest Road Company, LLC

Zachary Tarica, Chairperson of the Board of Directors and Chief Investment Officer Founder of Forest Road Acquisition Corp. and Chief Executive Officer of The Forest Road Company, LLC

Jeremy Tarica, Head of SPACs and Opportunistic Investments of The Forest Road Company, LLC

Ross Gerber – Outside Investor

https://www.youtube.com/watch?v=grBMbs0RpmE

TRANSCRIPT

Kevin Paffrath: Welcome back, everyone, to another episode of the Meet Kevin Show. Today, we are talking to a whole group of people about the SPAC merger between Beachbody, FRX as the SPAC, we've got other companies involved. There is so much going on, we've got so many people involved here, it's going to be a blast to ask questions about this, and we've got lots of questions about competition between them and Peloton. I'm so excited to bring on in Kevin Mayer, we've got the Co-CEO of Forest Road Acquisitions. We've got, let's see, I got to figure out how to add all these folks. Sorry, let me figure this, there we go. There's the whole team. We got Ross Gerber, we've got Jeremy and Zach in DD, all part of the Forest Road Acquisition team, Ross Gerber being an outside investor. I'm so excited to kick this off by asking the first and most important question, how are you all going to take down the great Peloton?

Zach Tarica: Well, who's-

Kevin Mayer: Zach, you take that. You take that.

Zach Tarica: Yeah, I feel like I could be the hot button, controversial answer contestant on this one. I think the big thing that we've said through this process is, we don't necessarily need to take down anyone. As much as I think some of us would love to take down everyone, I speak for myself on that, I think with the TAM, the Total Addressable Market in the health and wellness and fitness space, there's an opportunity to be a partner to Peloton. There's an opportunity to be a participant in this massive market. And I think one of the things that we're most excited about with Beachbody, is the content angle to the story. And that's a thing that, if you've been paying attention to Peloton, something that they've been adamant and going out and speaking about, is how they can get more onto or into the content side of this market. That's something that Beachbody has been doing for over 20 years, and is known for their content around it. I think there is ways to partner and work with them. I don't think this is a, "let's take them down, let's go after the beast." We're excited.

Kevin Mayer: I don't know about that. I don't know about partnering, Zach. We're not going to partner with Peloton. I don't think that's what's happening.

Zach Tarica: They need content. They need content.

Kevin Mayer: That's an incredibly kind and a nice thing to say, but look, Beachbody, it's a three-way merger between our SPAC, FRX, and Beachbody, which has a 22 year history of providing great fitness content to the masses, it's for everyone, it's very democratized, and MYX Fitness, which is the bike. That's the competitor to Peloton. Peloton is awesome, a lot of us use Peloton. It's expensive, it's very, very high end, and it's for very competitive people. MYX is a somewhat less expensive bike, it's just as high quality, I would say. It does have as a screen that swivels and it comes in, you can access all of the content of Beachbody on this one center, if you will, center of fitness in your home. It's the Peloton for the 99%, it's for people that want to do maybe a little less intense competition, are more focused on fitness, on heart rate type of things, and just getting more fit without the pressure of the leaderboard, which I love. I love the leaderboard on Peloton, but MYX is configured a bit differently. So, we can coexist, we don't have to smash each other, one doesn't have to win and the other lose, but we're not going to partner with them, Zach. I don't know what you're talking about.

Jeremy Tarica: And I would say, I mean, we see the market here. It's not a zero-sum game, this is a $1.5 trillion plus TAM that Zach mentioned in the health and wellness space, and it's growing. We see $6 billion transitioning by 2027 to about $60 billion in digital fitness subscriptions specifically, which sets up Beachbody really, really well. And what we like in the platform we are forming with this merger, is when there are large TAMs, you'll see a lot of people and competitors racing to capture market share in that TAM. And the fragmented marketplace actually bodes really well for Beachbody as a platform for future M&A, which gets us really excited in the future.

Kevin Paffrath: So, that brings up-

Ross Gerber: Do you mind if I jump in for a second?

Kevin Paffrath: No, go for it.

Ross Gerber: Because it reminds me of the Tesla argument with EVs, where it's like, "Oh, Tesla has these competitors." And I'm like, "Not really, because it's really, we're going after gas cars, so every competitor in a way is your friend." So, Peloton has kind of like plowed the way in and said, "Here is a great way for connected fitness," and it opens up a huge market, because your real competition is actual gyms.

Kevin Mayer: Yeah.

Ross Gerber: And that's really the transition from the, "I'm going to go spend 40 minutes driving to the gym and driving home to the gym and changing and all this kind of stuff," versus just getting out of bed like I do now and getting on my bike, because I just really don't see it. So, I look at Peloton in a way as like, the Equinox, and you guys are kind of like the rest of the market. So, in a way, Peloton's market is much smaller than Beachbody's, and I look at you guys as almost like the Netflix of fitness, while they're sort of like the HBO.

Kevin Mayer: I'm glad you brought that up, because it is a great analogy. Look, in some ways, if you're the first mover, you are leading the pack, you're spending the money, you're creating a new marketplace. Peloton did a great job in creating a new marketplace and putting a price umbrella in place for competitors to come in at very good price points, great RPUs, but just lower than Peloton. So, it is like Netflix and Disney Plus. And when I launched Disney Plus at Disney a couple years ago, that was what we talked about a lot. We talked about the fact that we were part of Netflix, we had our content in Netflix for several years, we helped it grow, it was the exact right thing to do because it's expensive and risky and difficult to create a new market like Netflix did. And you don't have to be a first mover to be successful, and Disney Plus is doing great because we have a great brand and a great product. Disney, I can tell you, we're not after the, trying to beat Netflix. We're really not trying to be bigger than Netflix. We just want to serve our consumers and do so properly with the growth perspective. And exactly, that's the same exact approach we're taking here with MYX Fitness as part of Beachbody. Let Peloton take the hill, make the market, create a price umbrella, we'll tuck in very nicely underneath them. Who's bigger in the end? It doesn't matter. We just want to serve our consumers, we want to have a growing, profitable business, and that's what we're going to do.

Zach Tarica: And I think on that Netflix point, when you look at the viewership and the statistics around the consumption of that content, one of the interesting exercises we went through in our diligence and through the PIPE process, is looking at the expense of creating some of the content on Netflix and the expense of creating some of the content on Beachbody's platform, and then you look at the comparison in viewership and the amount of eyeballs and the amount of time those eyeballs spend consuming that content. And it's a remarkable re-creation value. So, if there's a program that costs a million or two million to make and has the same viewership as a $20 million budget on Netflix, that's an incredible recreate on that consumption of time for the consumer.

Ross Gerber: And your subscriptions fee is twice as Netflix is, so you've got eyeballs and you've got a higher revenue stream and a lower cost per production. But you also have, people watch the same videos over and over again. Once they're into a fitness routine, see, I'm old enough to remember when Beachbody launched, and even Guthy-Renker, which was kind of their roots. And I think that's really the challenge of the company, is really addressing a younger demographic. Because my demographic grew up with Beachbody and knows it very well, I live in Santa Monica. So it's like you have this way to connect with people. That's why I like Kevin involved with this project, because I see it as a media technology company, and then in fitness. And that's where I think there's so much opportunity in connected fitness, but also connecting users too, and I think that's what Peloton has done well. And I think if you guys continue to merge these companies and connect users and build the communities around your creators, you've got a massive market compared to Peloton.

Kevin Mayer: Well, I'm glad you said that, because one of the things that is really fundamental to Beachbody, is the community that they've created. They have these 400,000, more than 400,000 coaches who are really just influencers, and they have a social commerce model. They were one of the early movers in social commerce. They take these influencers, you can multiply it 400,000 plus times however many followers they have, but at least five, 10, 15 per influencer, maybe 1,000 in some instances, or tens of thousands. And they have this huge audience that they're promoting the product to, and it's very authentic. If you know social media, you know influencers can only be effective in marketing something if it's incredibly authentic and they've really experienced it and they're users themselves and they believe in the product. So all of these coaches are success stories. They show they use the product, they've taken the, they use the nutrition, they use the workout videos, they've lost 30 pounds, they want to talk about it. And it's an incredibly resonant and high feedback loop system that creates this, a very compelling way to market the product, keep it relevant, keep it in people's minds, and expand the marketing without spending as much money as you might otherwise have to spend in paid media. It's very effective.

Ross Gerber: Yeah.

Kevin Paffrath: I have a question for Kevin and then all of you here. Listening to this, and I understand Disney came in after Netflix and garnered a lot of market share, but they also had massive IP, right? Mickey Mouse, Mulan, Disney had a lot of IP to go off of. Tesla in sort of that comparison again, and the other auto manufacturers, they're deemed to be years ahead with their technology, whether it's their engines or their self-driving, and that's led people like Cathie Wood to say, "Hey, they might be in a winner take most scenario." What does Beachbody and FRX have to excel in both of those spaces? Is there a unique IP? Is there a unique technology? Maybe we can touch on that to show how it's different.

Kevin Mayer: Yeah, they have 22-years of experience in creating incredibly compelling fitness content. It's not easy to do. You can go on YouTube, we're on YouTube, and you can find hundreds of thousands, probably millions, of fitness videos. And there are various qualities, some are good, some are bad, but you don't know where you're going to get. They don't have a continuous program in place where you can depend on high quality and know that you can do go from one program that's 30 or 90 days long to another one to another one that does specific things for you, and you connect with your coach in a way that's really personal. So they have this long history of creating this content, they're very, very good at it. They've amassed a very substantial database of what users like and what they don't like, so they have a very scientific way of creating new content, and they have a library of over 85, I think, 85 different programs of various lengths, but up to 90 days long. P90X is 90 different workouts, which is one of the more famous franchises, and they know what they're doing. And they're world-class at it. And they're not only world-class at making content that people love and testing it and being sure that it's right on target and segmenting to the right customer base the right way, but they also know how to market. They're world-class performance marketers, and they have this 400,000 plus coaches that are great, that are influencers that are their marketers on their behalf. So, they have a system in place that is very, very difficult to replicate, and took 22 years of high quality management to do it. World-class team. Do they have any special technology? Not really. They just know that they have the techniques and proprietary know-how that does take a long time to replicate, and I think that's their mode.

Jeremy Tarica: Yeah. I would say one thing that is truly differentiated, is now that they transformed the business into a digital first business over the past five years. They have really unique data on who's watching what, when, and that informs their content creation process. That feedback loop is super unique, that you can't get if you're making free videos on YouTube. And they have that kind of unprecedented scale for all of their subscribers, which is over 2.6 million digital paid subs, which is the largest in this space.

Ross Gerber: Yeah, and I do want to jump in and say something, because there's so many SPACs out there that are garbage. And anytime anything good happens, there's like, the garbage men come and screw it up. This is a SPAC that's profitable. It's a company that has been around for 20 years. It's not some private company that some VCs couldn't make successful that they're dumping on the public. These are the mergers of successful businesses together into a public entity with new capital, to really go out and take a bigger market share. It's not really about a startup really looking to see if it could work. And so I think what really makes this interesting to me, which we haven't even gotten into, is the supplement food part of Beachbody, is a very big part of the revenue component. And the margins in these businesses are great, just phenomenally good. And so when you look at it from the perspective where a Peloton is a very narrow market, they sell equipment, but then you look at other things like supplements, weights, and all these other things, it's an ecosystem that makes, it's a platform and much more valuable to me than, being a guy who sells bikes for a premium, you know?

Kevin Mayer: Yeah. Yeah. Go ahead, Zach.

Zach Tarica: I think just to that point, I was going to go with the more programmatic approach to MYX and Beachbody, which is, every one of us at some point in our lives, whether it was a classroom or a job, has been told that consistency is important, right? Be consistent. I had a Peloton. I would go on and I would ride for 30 minutes and it was a great sweat and it was a great workout and the music was good and I'm a competitive person and I liked it. These programs are 30 day fixes, 90 day platforms. There's a pre workout shake that I have, there's a bar that I eat. There's this entire suite of products that are going to help me have a more healthy and fulfilling lifestyle.

Ross Gerber: Right.

Zach Tarica: That doesn't exist anywhere else, and there's no opportunity for people in the public markets to buy into platforms like this. So there's a whole host of reasons why we think this SPAC opportunity is tremendous, one of them being that we are giving the public markets access to an incredible 20 plus year business that has shown its ability to be profitable and to impact people's lives in a really positive way.

Kevin Mayer: The other thing I'd add to that, that was a great point, is this business is a subscription business. 75%.

Ross Gerber: Right.

Kevin Mayer: 75% of the revenues are subscription-based, including the majority of the nutritional sales are subscription-based. So, you have subscriptions in digital content, you have subscriptions in nutrition, you have subscriptions in the MYX Fitness, the bike part of it. Once you buy the initial bike, you have an ongoing subscription relationship there. 75% subscriptions. If you look at Peloton, something like 70 or 80% of their annual sales are the one-time sales of the bikes themselves, and only a portion is subscriptions. This is the exact opposite of that. And you know you can capitalize these subscriptions. A growing subscription business capitalizes much, much better than one-off sales businesses do, and that's what this company is. And it's a multi-platform, multi-solution subscription business. You bring someone in one of the doors, whether through fitness, whether through Beachbody, whether through MYX, the bike, whether through the nutritional products, and you circulate them around all of the products that we have, and that creates marketing efficiencies as well. So, it's a pretty cool integrated company.

Kevin Paffrath: I want to touch on that. Obviously, there's been a little bit of a SPAC attack on markets lately with the SEC and beating up on SPACs and potentially potential beat ups coming on projections or how warrants are declared and that. Maybe can we touch on that a little bit, to the extent that we can? But also, and possibly more importantly, how has the year started out relative to projections? Obviously, we're reopening. Are people more interested in fitness now because we're reopening and they want to get fit again or are people less interested in Beachbody or the MYX bikes because gyms are opening again, or is there a partnership opportunity there? Lots of questions, looking for answers.

Kevin Mayer: Jeremy.

Jeremy Tarica: Yeah, I would quickly, since I think I'm probably in touch with what we can and cannot say, and so I would say, I don't want to explicitly discuss the progress of the company, because we haven't disclosed that yet. But as you see in the market, this is a structural shift in consumer behavior. And Q1 has proven to be really solid in a lot of different studies, that people are going to keep at home fitness as a part of their workout routine and their wellness routine. And we remain extremely confident and bullish on that trend and really think it's an acceleration of a structural shift that we saw coming, and Beachbody is at the forefront of that shift. And so I would say on the warrant and all that stuff that has recently come to bear and the SPAC sell off as of late, as it pertains to our deal, we are working towards closing this in Q2 of 2021, so consistent with what we have kind of said to the market from the get-go. And we're just really excited to, ultimately, close the transaction and provide the company with this war chest of capital, which is so unique. I mean, we kind of touched on the fringes of it, but the company has been run profitably for 22 years and has never had the opportunity to take this quantum of capital and just put pedal to the metal on marketing spend, drive brand awareness, and ultimately acquire new customers because previously they'd been just doing it out of cash flow. Which is great, it's great to run a profitable business, and that's something that we're looking for and enamored by when we first started going deep with Beachbody, but it's a great opportunity. So, I think we're just sticking towards getting the deal closed, getting them the capital, and all the trends we're seeing in this space are really optimistic and exciting.

Zach Tarica: And I would just add, Oh, sorry. Go for it.

Ross Gerber: No, I was just to say, I'm a big gym guy. I've been going to gyms my whole life, and I love the gym. And Gold's Gym in Venice is like... I've worked out next to Schwarzenegger, it's a really unique experience and a wonderful place to go. But for the most part, I think about going back and the time I'm saving, just the energy of being able to get up in the morning and just work out, versus by the time my day starts, just forget about it. I can't get a real workout in. And the way our lifestyles have changed, it's just great to have it in your house. And if I could do this for such a reasonable price, like $1,500, and signing up for classes that are cheaper than most gyms, all of a sudden, it's one of those shifts that I don't think goes back. So when you think about the offices of the future, they're going to be very different than the offices of the past. We're back in the office at my firm, but it's not going to be the same, and not everybody's coming in every day, nor do we care. And so, life has changed, and that's, I think, something that's really, really positive for the connected fitness business, whether you're Peloton or whether you're FRX. It doesn't matter, because it's just a value proposition of, what's the value of my time? What am I getting for my hour of working out? And most importantly, if you can create a community around that so I'm still connected to people, which is the main reason I like the gym, it's a winner. I mean, once again, I don't think the trend changes, and we have an obesity problem in our country. We got Warren Buffet pushing Coca-Cola on people, saying, "I'm 91 years old, drink Coca-Cola, it works." And that's just not the reality of life. We have a serious health issue in our country, and this is the type of product that directly addresses that in a convenient and affordable way. And that's another reason why I like the business from just a health perspective for the future.

Zach Tarica: Yeah, I think we... When you look at 2021, five months through this new calendar year, and you look at some of the Q1 reports, people, consumers, Americans, generally spend money on things that they're spending time on. And then once they make that investment, they are committed to their capital investment. And so, we've watched people spend time at home, and therefore they've invested money in their homes, right? How do we know that? Well, we've seen Q1 from Home Depot, and we've seen lumber costs, and we've seen Lowe's report, and we've seen these trends. And now that they've spent that money, they've invested in weights to have at home. They have a new TV that they put up in their garage. They have these different components that we're tracking across this country, and now we've seen that investment be made. And generally, people are committed to the things that they've spent money on. Why doesn't everyone just go on YouTube and watch a 30 minute health and fitness workout routine? Because there's no commitment. There's no tie to it. When I subscribe to Beachbody I'm now part of this bigger thing. And whether it's my individual leadership coach or it's Carl Daikeler the CEO, I'm committed. I'm a part of something bigger. And generally we have seen that when there is that experience, you go to Venice, Gold's Gym in Venice, you're part of this community. That's when you start to really see those results. And so, we're seeing that happen, and it's a very positive thing for the company and for people that want to wake up in the morning and take seven steps and start their workout.

Ross Gerber: And I still have my gym membership, and I'll probably go back here and there, but it's just like for me... And also another thing is everybody moved out of the cities into the suburbs, into houses that they could afford. And now all of a sudden the gym was the part of the commute kind of thing.

Jeremy Tarica: You're frozen, yeah.

Ross Gerber: So the gym is a lot of, part of the commute for a lot of people. And if you take out the commute, it's like, why do I need to go to the gym when I can just do it in my house?

Jeremy Tarica: Yeah. And I would just add that you're... Ross, we spoke offline, and it was great chatting and getting your kind of mindset. And you're a gym goer. And you're a part of kind of a demo that is a gym goer. Candidly, Beachbody is not even focused on the gym goer demo. They're focused on the 100, you mentioned this, unfortunately 150 million Americans, more than that actually, are either overweight or obese. And they're going after that demographic, to start them on their fitness journey. And that's what's really great about Beachbody, is they kind of lay it out for you, like here's what you got to do to get from A to B. Versus Peloton, and not throwing shade at Peloton at all, because it's a quite impressive business, but they're probably going after the 60 million or so Americans that are more defined as fitness inclined. And that's actually not... We probably, we stack our kind of the serviceable market as the 150 million Americans that are overweight or obese, plus that 60 plus million that are fitness inclined. And that's why we think being mass market at a $99 price point for something like Beachbody On Demand, BOD, is a great advantage in this space.

Kevin Mayer: For $129, sorry, $129 a pop back 10 years ago for P90X, which is a 15, 16 year old product now. Back then you had VHS, then you got DVDs, and you want to do the next one, the P90X2, you had to put another $129, et cetera. Now it's $99 for every single library product that they have, which is the 85 different programs, which is thousands of hours of high quality fitness programming. And then when there's new drops, there's four big, major new drops a year. Not only does that serve to bring in new customers, which it does, and that's marketed that way, but it also serves to provide existing customers with another of shot of energy to stay subscribers and to continue to put value on the service. So, it's a pretty resonant system again, and the business model of going to an annual subscription. By the way, I've tried to get annual subscriptions at Disney and ESPN plus as best I could, and we did, we had some success with that. And you have annual subscriptions at the $99 price point, that's a great RPU, and you don't have the monthly churn characteristics when you're on a treadmill, trying to get this churn down every single month. They're good at it, but they have 70% plus annual subscriptions, which is also an incredibly valuable tool in your arsenal trying to increase retention and reduce churn. Anyway, sorry, Kevin, you were going to say something.

Kevin Paffrath: Yeah, no worries. Yeah, actually, I was going to specifically ask you about churn, especially since you did spend some time at TikTok. TikTok, I feel like, is almost something that people can get addicted to. And I'm wondering if you can expect those sorts of same things. Like, can people actually get addicted to working out at home, or do they do the exercises, the workouts a bit, and then does it become something where it just becomes like a clothing rack, and then people leave the subscription going because they're like, "One day, one day, I'll go back on that bike."

Kevin Mayer: Well, there is some breakage model for sure, in the subscription businesses, which is a nice thing. And we have a year, so we have a year to recapture them, get them interested again before they unsubscribe for lack of usage. But look, TikTok proved that you can get people, addicted is maybe not the exact right word, but very highly, highly immersed in the experience. We all probably spend many, way too many hours on TikTok, for sure. I know that I do. But the other thing about TikTok, now that you bring it up, is again, I harken back to the social commerce at play, an aspect of Beachbody. It uses that social paradigm in a way that these other, no other fitness company really does, of getting followers and influencers together and working out together, holding each other accountable for success, which is what these coaches do, and providing the support system that's so important. So Tik Tok…

Ross Gerber: Which is one of my favorite parts of the model, is the influencer part of your business model.

Kevin Paffrath: But how that different from Peloton?

Kevin Mayer: Well, I don't think that Peloton relies on the same degree of social…

Ross Gerber: Well, they're starting to now. Peloton is starting to hire some high-end Olympic athletes. You can train, and they've gone in the direction of the super fitness, wealthier fit person. But that's a really small market actually, compared to the overall fitness market. Back in the old days, we used to look at different gym models in the bricks and mortar side when that was a very fast-growing business. And the best ones were the ones that really served the mass or the mass affluent. And it's kind of what my firm does, too. We serve the mass and mass affluent. We have a high end part of our firm, but when you look at how many people are out there that have some money to spend, that are a little bit overweight, that want to work out, but don't want to be working out with Jesse Owens or whoever, I just want to lose five pounds to be honest, you know what I mean? And I think that's where the influencer model is so powerful. By getting these individual... See, I know these people, these fitness people, and they build these really engaged client bases around their routines and their lifestyles, their diets, and people want that and that connection to those influencers. And fitness is probably one of the most successful industries in being able to monetize influencers.

Kevin Paffrath: Kevin, I know you've done a... I'm going to quickly just ask one last question for Kevin here, because I know he's got to run, we're coming up on that 30 minutes for Kevin, and then we'll keep discussing. Kevin, before you leave, I got to ask you. Peloton and their vertical integration with Precor, is FRX and MYX going to potentially do something like this, where they get into strength training, which is somewhat of a direction that Peloton is potentially heading with a Precor, potentially even moving these devices into gyms to create smart chips?

Kevin Mayer: Well, look, we don't have a full roadmap developed for what the future of Beachbody is, but we do have a lot of optionality that we've now created. If you bring in hundreds of millions of dollars on your balance sheet, not only can you do the enhanced marketing efforts that Jeremy referred to earlier, but you also have firepower to do mergers and acquisitions. MYX Fitness is a good example of that. They bought a company called Ladder, which has fitness nutritional products and fitness videos associated with it. And that's LeBron James' company. So, he's a shareholder now. And so they have a history of judicious M&A, they don't go buying a bunch of companies, they do it very judiciously, very carefully. But we certainly have a public currency now, which can be used for mergers and acquisition purposes. We have a balance sheet, which is going to be very much bolstered, and will be continue to grow from free cash flow in future years. This turns free cash flow positive in very quickly. And I think an industry and a segment that they're approaching that is very multifaceted, and there are portions of it now, good, big, important portions of it, but there are other aspects of the business, not only domestically, but internationally too. There's a big international growth agenda on the horizon here with the firepower that we've brought in. So look, no comment other than... Nothing planned that I would talk about right now, but certainly you can see that there's a wide open playing field for growth, and M&A is one of the tools in their tool kit.

Kevin Paffrath: Nice. Kevin, before you need to leave, anything else that you want to add, because I know you've got a 30 minute restriction? And then everybody else, we'll hang out and keep chatting. Anything else that you want to add?

Kevin Mayer: Yeah, I just want to say these are great questions. I appreciate the insights that you both have, and it's good to meet you. Hopefully we can come back on at some point in the future. And take it easy on these guys, they're very fragile.

Kevin Paffrath: Absolutely. Thank you, Kevin.

Kevin Mayer: Thank you, it was a pleasure.

Ross Gerber: Yeah. Nice to meet you, Kevin

Jeremy Tarica: And Kevin will be joining the board of Beachbody when we close the transaction, and obviously…

Ross Gerber: Yeah, and what a huge asset to the company, having somebody with such a strong media background, such a strong history of success, building platforms for media. When you think about Beachbody from a fitness perspective, it's less attractive when you think about it as a media or technology perspective, where you can get so much leverage out of your business now by leveraging all this content in ways that were so much harder when you used to have to send DVDs and all this kind of stuff. So now they've entered a new stage by merging equipment with videos, with nutritional products, you really can synergize all these different, highly profitable areas of fitness. When really the gym subscription business is not a great business. It's a bricks and mortar model. And I think the future is going to be real tough for those businesses. relative to these kinds of businesses.

Jeremy Tarica: Yeah.

Kevin Paffrath: Yep. So question here, there was talk about P90X and that. How are these older programs, which P90X was obviously incredibly popular, how do those become integrated into a bike? Is it just sort of like, I'm on the bike now and I'm watching it, or how do they cater that?

Zach Tarica: Yeah, I think P90X is a great example. It's over a decade old, and when you look at the viewership from 2020, it's remarkable. I mean, ten-year-old program that is still very much in the lives of a lot of the fan base and consumer base of Beachbody. What's really interesting about MYX is, as Kevin mentioned, right, you swivel the screen and you're on your mat next to it, and you're doing one of those connect P90X workouts. And so the ability to have that connected fitness component with the workout program, and being able to do a stretch before riding the bike, and then do weightlifting, and then go back. And as far to say as you could be able to be in a position where you can order a shake from the connected fitness component, and so to really trap the consumer or the subscriber into the ecosystem of the platform.

Jeremy Tarica: Yeah, and I would add…

Ross Gerber: Sorry, sorry.

Jeremy Tarica: I was just going to say…

Kevin Paffrath: No, go ahead, Jeremy, and then we'll go to Ross. Jeremy, go ahead.

Jeremy Tarica: Sorry about that, Ross, but I think we're excited. We're excited to share in the near future some more concrete plans around how we envision the screen for the MYX bike coming to life, and how that could be infused with content from both Beachbody On Demand and Openfit. But I think at a high level, Zach kind of described it well, where if you have this swivel screen and the MYX team really views it as a home studio that you have, because you have weights along with it. And Ross, I think yours is on the way, so you could give a review. But that's how we envision being able to integrate the content.

Ross Gerber: Yeah. That's going to be my new thing, being a fitness influencer. But I think one of the things that Peloton realized early on is riding a bike isn't enough. So, you can ride your bike all day long, but that isn't a full workout. That isn't what really fitness is all about. So, the weight component, the yoga component, but most importantly, the diet component. Okay? Because I can tell you firsthand, you can work out every day of the week, but every year past 40, your metabolism slows down. And what I can eat today is a lot less calories than I could eat when I was Kevin's age. So, it's like the nutritional component is literally 75% of the fitness game. Okay? And then the diversification of your workouts between cardiovascular and strength training, super important part of any fitness regime. So, you have all that. Now, if you get to the point where I can order my smoothie, and it comes to me when I'm, Joe and the juice comes to me at the end of my workout or whatever, like game over. Game over, because it's a lifestyle. And if this is all connected through my app or phone, or through all this stuff, we all now have healthier lifestyles so much easier. And that to me is why I'm super attracted to this company, because not only do we need it in this country and the demand's huge, but you're bringing it into people's homes and creating a lifestyle around it.

Zach Tarica: And Carl, the CEO of Beachbody, his business, worth noting, not selling a single share, not taking any chips off the table. I mean, his life commitment is to getting people healthy and leading them to a more fulfilling life. And that's really what drives ... at the core of this business, that is what gets Carl out of bed in the morning. And he's an electric guy. When we first met Carl, we were doing ... as we were doing SPAC diligence, looking at sort of the CNBC test. Can this guy go on and tell a story? And just the whole thing around his involvement in the business and how incredible his motivations are, it's remarkable. And that's what gets this thing going. And that's what's really exciting about this, is his desire to have people living a more healthy and fulfilling lifestyle.

Ross Gerber: And he's got a ton of skin in the game.

Zach Tarica: Yeah.

Kevin Paffrath: Gosh, yeah. I think that -

Ross Gerber: What, he owns I think 40% of the post SPAC business.

Jeremy Tarica: Yes, exactly.

Kevin Paffrath: So, I want to touch on what y'all are seeing in the market here maybe a little bit more broadly. The entire SPAC industry is sold off. It doesn't matter what SPAC, it's just the entire SPAC industry. Is this just a buying the dip opportunity, or is there something greater going on with just SPACs in general? What's going on out there?

Jeremy Tarica: I could ... you want to go, Zach?

Zach Tarica: I'll take a quick crack at it. I started my career at Deutsche Bank, and on a trading desk, you are taught and you learn that markets are generally very efficient vehicles. They're generally very efficient animals. So, when you see inefficiencies in the SPAC market, it really feels like you're missing something. What am I not getting? This is this great business. Why is the baby being thrown out with the bath water? Why is the market not understanding the broader SPAC product? How are so many of these SPACs trading below cashing NAV and the NAV of the underlying SPAC? So, it's really a remarkable time to be an investor in the SPAC product. It's a really great opportunity. I think ... I have to say, I'm not an investment advisor. I can't tell anyone what to do or how to act, or I can say with my own money and what I think is really interesting is there are a lot of great opportunities in a lot of SPACs. There are a lot of companies that were referenced as a type. Earlier in this segment, about the flying scooter that may earn a dollar of revenue in 75 years from now when we all plug our brains in at night to download ourselves before we go to sleep. And I'm not suggesting that those aren't trillion dollar opportunities. You're not getting that in FRX and BODY. This is a long 20 year plus business that has made money, I think every year except for one, when they elected to spend money, they have a proven method of profitability, and they're going to access the public markets in a way that makes this great private business an exceptional public company. And there are other businesses like that in SPACs. They're just all being treated as one right now. And that's what makes investing really exciting. You find those inefficiencies, you find your edge, and when you can, you have to exploit them, you have to bet and take risks, and you look for great risk adjusted returns and a great reward and risk profile. And that's what we think there is in FRX and Beachbody.

Ross Gerber: I am an investment advisor. So, in full disclosure, we own some FRX and we're looking at making a much larger investment, as well as the fact, just to disclose, there's risks with all investments, especially newly public companies, whether it's an IPO or a SPAC. So those risks vary by company to company, but what's happening in the SPAC market in some ways is one of the greatest things I've seen in probably the last decade, where we've literally had no choices of new opportunities and we just own Apple and Microsoft, and these stocks go higher. And you're sort of like, where else can I find growth? And many of these companies are still growing, even though they're huge, but now all of a sudden there's all these companies to analyze. And exactly what you're saying is right, because so many people just say, "Oh, it's a SPAC, sell it," or the intuition is to sell. And they don't look at, okay, let's say there's a hundred SPACs out there. The truth is, five are going to be phenomenal or maybe two will be phenomenal and the rest will vary and probably half will just completely suck. So when you get these opportunities out like FRX ... see, my mom taught me this as an investor at a young age, is you just have to have patience, because you might want to buy a stock and it rallies up and you see a SPAC that goes at 10, the SPAC is worth 10, and then you're paying 30, like the space SPAC, Virgin Galactic, you pay 30 for a SPAC that's worth 10 and they haven't done anything yet. So, when those things go back to 10, that's actually okay, that's what it's worth. So that's why this is such a great opportunity now, because you look at a long, well-established business, like Beachbody, and you're getting in at the SPAC price at $10. That's probably the thing that makes me happiest right now, because I can go out tomorrow and buy your stock and I'm paying the same as everybody else, your PIPE investors, your institutional investors, and all the incentives for management come in at higher prices. And you've got this great business, and that's why I'm here today, is to learn more and help investors learn more and the more I studied the business, I spent obviously some time studying it this weekend, knowing I was going to be coming on the show. And I'm like, "Man, this is a good business. I like it." It's not a tech business in the sense of, "Oh, it's biotech and I'm going to cure cancer and it's going to go up 50X." This is a solid business that could grow 20, 30% a year for a long time. And that's, I think, what makes it attractive to me too, because I actually prefer solid businesses that are quantifiable than sort of hopefully this hits and we'll make a ton.

Jeremy Tarica: Yeah, I know. It's a great point. And I think to touch on kind of the incentives, since I think some people ... there's a lot of information that's put out there. Some people don't necessarily fully understand the structure of things when some of these deals get put out. So 50% of our promote is vested and strikes fully at $16 a share. So obviously we're aligned in growing this, but more importantly, over the long term is kind of how we see things and are partnered with the company to make sure ... obviously we said Kevin's joining the board, so we're in this to make this a really great success. And it is tough to see we have a bunch of ... we're trying to be super transparent and communicative with all of our investors. And we see things on Twitter of people that bought at $18.20 back in February when things really took off. And again, not to give advice on stock price necessarily, but it is just a patient game of knowing that in the broader market, there are a ton of deals getting done. And not to throw shade at any of those other deals, but this is one where there's a lot of downside protection, it's a solid, proven business, it's been profitable. Actually, to correct Zach, except for two years, in the 22 year history of when they kind of first got going and another year in 2005, and otherwise the business is really solid. So, I think all your points are really great points, Ross.

Kevin Paffrath: I mean this has been so insightful on sort of all your thoughts on the SPAC opportunity here, the great SPAC opportunity. I want to know, a lot of hedge funds and institutions right now though are shorting and really hedging against high expectations in Q1, potential misses. We've seen Amazon, Apple crush it, yet their stocks decline after crushing it. And it seems like there's also this undercurrent of, "Ah, the Fed is going to lose control. That inflation is coming," and it's just going to continue to weigh down on the stock market. Maybe speak broadly on your expectations for both when is the short attack going to end, and on just the broader market, but also your thoughts on inflation.

Zach Tarica: Yeah, I think I'll take ... there's three different questions in that. So the first one is hedge funds shorting our stock. I mean, it's public. We see what's out in the market, and I think this is our approach to it. We're going to ... we need to execute. And when we execute, they will have to buy it back. We view that as a positive. Right now, with the short interest that we do have, we need to do our jobs. The company needs to continue to be the great company it's been for 20 plus years, and when that happens, they'll need to buy the stock back. It's as simple as that. I have a lot of views as to why you would short something at the NAV price when there's cash and trust to defend that price, but I don't think I'll go there. As it relates to the broader SPAC market and what drives -

Ross Gerber: I'll say it. It's stupid as hell. It's stupid as hell to short a SPAC at $10 when it goes out at $10. Only a stupid idiot would do that. You're asking to get wiped out. Okay, I'm done.

Zach Tarica: But yeah, when we execute and when we do our jobs, they will be inherently having to cover that short. So, it'll be a good thing for -

Ross Gerber: You want to short Virgin Galactic at 2X times its SPAC price. When something's trading at a SPAC price, that's like the cash value of the company. And you're talking about a 2X revenue multiple too. So that's just stupid. There's no other term for that.

Zach Tarica: Yeah. So, what's also interesting about ... just to hit on the short part, what makes shorts work? Generally, companies where a short works, where a short trade works, they have a lot of debt. This company, no debt. You have a lot of different components here that really don't make sense from a valuation perspective, from a free cashflow perspective. It doesn't really make a lot of sense to short something at its cash price. It also doesn't make a lot of ... without a catalyst, it's a tough short. Let's move past the short thing before we get worked up. As it relates to the broader SPAC market yield and inflation concerns, look, we just came out of a pandemic. Without question, this is a business that benefited from those accelerations and trends. The pandemic kept people safely in their homes. They worked out in their homes. That helped Beachbody. No one is disputing that. Whether or not gyms open back up and people go, all of these different components, the reality of the macro as it pertains to the pandemic is this country just printed over 30% of its GDP. They plugged in a machine and they printed 30% of the gross GDP of this country. How we adapt and how we maneuver rates and how we address inflation ... I don't have a crystal ball. What I would say is those trends as well, the acceleration in consumer spending and the ancillary capital in everyone's wallet right now, that's also a further trend to wanting to live a healthier lifestyle. That's an opportunity that now can present itself via stimulus and the amount of money that people have been receiving from the government. So, I think that's a positive as well. I think the last part of your question, as it pertains to the vehicle SPAC, the broader SPAC market, I think there is this component where there's not a lot of opportunities for retail and for institutions to invest in public companies like Beachbody. You look at things like Google and Facebook and Amazon that just reported earnings that are growing at a startup pace. Year over year, quarter over quarter, the numbers are astronomical. That's because of the traditional IPO process not working. There needs to be more competition in the public markets. There needs to be more public companies. 20 years ago, there were over 8,000 public companies. Today, there are 4,000. That is crazy when you think about that. So, the SPAC product is helping retail get access to tremendous investments that would not be present without the SPAC product. The traditional IPO has not helped retail. It is only hurt. People do not need Goldman Sachs to validate their company in it going public. Tom Staggs and Kevin Mayer, people that have ran some of the most successful media businesses and other forms of industry as well, it's not just for media, they can validate a process. It can go through a PIPE process where some of the most sophisticated and institutional investors in the world, on this planet, to validate that investment. And then that company can go public in a much quicker time period for retail to buy into that story and get access to that company. That's what's really cool about the SPAC product. It's new. When you look at the numbers and you look at 2021 Q1 over 2020 Q1, over 2019, it's a new product. It's going to have its air pockets, but it doesn't take away from the merits of the underlying model and for why it will be here to stay. It isn't going away. Will it change and fluctuate? Of course.

Ross Gerber: I agree. I think it's better than IPOs. I think it's better for clients. I serve thousands of clients. I think everything you said is completely accurate. I think most IPOs are kind of a scam. So, this actually allows people to get in on the ground floor with institutional investors, knowing what NAV is, working with people who are well-respected business people, instead of a bunch of IB guys who can't wait to take your money.

Zach Tarica: Yeah, yeah.

Kevin Paffrath: And just -

Zach Tarica: Yeah, just the quick thing on that. Do you know how many companies, Kevin, lost money because of a tweet Donald Trump tweeted in 2016 to '18? Do you know how many companies were set to price on a morning, on a random Wednesday morning where Trump tweeted something and their inherent IPO price was taken down 10, 15, 20% because of nothing, because of a tweet?

Kevin Paffrath: Wow, yeah.

Zach Tarica: So, when you look at the inefficiencies in the traditional IPO market, it's changing. It's different and it needs to adapt to that. So, the way in which companies have gone public over the last 30, 40, 50 years, that's changing too. And the pendulum is going to swing on both sides.

Kevin Paffrath: Yeah. Wow. So, I mean this was really great insight there on the SPAC market. Broadly, though, we do have this inflation crisis or potential inflation crisis. Is this something where does it make sense to just sit on the sidelines and wait to see what happens with inflation?

Ross Gerber: No. No. No. Okay, stop this, Kevin. Stop this, okay. Okay. There's no f*** inflation. Okay? There's no inflation. That is a myth. If you want your cost of living to go down buy an electric vehicle, your cost of transportation will drop 70% right there. If you want to increase the efficiency of your business, start a YouTube page, right Kevin? You'll serve way more customers and cut your cost of advertising by a ton. If you want to find food cheaper or you want to find a restaurant cheaper, you can get on an app. You want to find a cheaper flight, you get on an app. It's the most efficient technological .... technology has been pushing inflation down for so long, we've been fighting deflation for 20 years. And now finally, the government has to print so much money, and if you want to go to Hawaii, it costs you $900 to rent a car. That's not inflation. The inflation is in assets. The inflation is in real estate, which I'm sure you're really happy about, Kevin. The inflation is in stock prices, where we have a 21 PE on the S&P and we have ... you're worried about this or that. The market's up 10% this year. It's May 1st. If I sell right now, it's a great year. I'm done. I'm done. It was a great year. I had a huge year last year. I had a huge year the year before. What the hell? This is ideal time for investors. You got no other choice but to invest your money, the Fed isn't going to do anything this year, okay? You've got higher taxes like you've never seen coming, Kevin. So, let me tell you, buddy, welcome to the high tax world you're going to see next year. And what do you think that's going to do to growth and inflation? So, we're going to see this little spike in inflation, and it's going to go right back down, because this money is a one-time deal then the money is spent.

Kevin Paffrath: You think taxes are going to push inflation down?

Ross Gerber: Oh, it always does. It pushes the economy down, for sure. So, if I raise taxes on the rich... I mean, these are substantial tax increases. If you make over a million dollars a year, and granted we're very fortunate people, okay? So, I have no problem paying more taxes. I want that to be clear. But it is a substantial increase in taxes for me. I'm fine with it. I've benefited greatly over the last 10 years or whatever, but that's less money that I'll spend, and I spend a lot of money. Rich people spend a lot of money, okay? So that will put a big... It's Econ 101, you raise taxes, you get a slower economy. So, this is a one-time 2021 deal where we see all this inflation, everybody going to Hawaii, and everybody wanting to rent a rental house, and everybody wanting to do the same thing because they'd been locked up all year. But the reality is once we get to 2022 and '23 again, we're in the same battle we've been fighting for growth for 20 years and maybe some inflation. The one risk we have, and the only thing you need to worry about is the Federal Reserve raising interest rates, because our entire system revolves around extremely low interest rates. And if the Fed gets into action and they move rates up to more than 1%, I'm out because it's all over, okay? And so that's-

Kevin Paffrath: Wait, wait, wait, wait, but that could happen. I mean, more than 1%, that's-

Ross Gerber: It's not going to happen. It's not going to happen for a long time.

Kevin Paffrath: Two years?

Ross Gerber: Because the minute they even talk... Oh, I mean, if he says, if Powell says, "I'm going to taper purchases from 80 billion a month to 70 billion a month." We get a 10% correction, done, done. So, expect a lot of volatility over the next couple of years, but the markets are going higher. Even when the Fed starts, the market will still go on higher. They used to say, when I was starting a business, it was like, "The third rate hike, you're out." Third rate hike, get out. And that's what you're going to want to do, and that's all I'm looking for is if Powell goes on like this week and he says nothing, markets go higher and you've got to make your money right now. It is a great time to be an investor.

Zach Tarica: I second that. I think that the biggest risk people in this country have is by not owning assets that will appreciate. This isn't an inflation thing. This isn't a go to the supermarket and CCPI, and the gallon of milk up 45 cents. This is not the right thing to be focused on. People can't afford not to own stocks. Because if you don't have that purchasing power with asset appreciation, you're going to be left behind. So, this is a yield question, this is... I agree. Rates are here, and if you don't own the right assets or the right vehicles, and you're not participating in that appreciation, your cash purchasing power is not there to support it, and that's a real risk for people participating in all markets.

Ross Gerber: That's correct.

Kevin Paffrath: Wow, wow. So now's the time to invest. Are you suggesting then once that taper comes, do you sell or you just ride and stick with it.

Ross Gerber: No. When the taper tantrum comes, I'm a buyer. I'm a buyer on every dip. I will buy aggressively any... I want a 10%. I want a 20% correction and I will buy the heck out of the market. Because until the Fed makes a commitment to reining in this cash, there's so much money out there I have never seen in my career. Secondly, I have never seen the economy this good since the nineties and we're just getting going I mean. And it's all economic groups. It's not just the wealthy here, you know? So we're seeing levels of spending, consumer confidence. You've got euphoria. I mean a lot of people I know are going out. I'm tipping big. Like I'm tipping the waiters big. I'm buying an extra dessert. I've got to go ride my bike. You know, we're in the beginning of a boom time in this country. It's almost been like illegal that it's too good in America. It was almost like we can't have America do that well. And all of a sudden with Biden as president, I have confidence in our future, and that's huge for the long-term of the stock market.

Kevin Paffrath: Wow. Wow. So now when you say it's like the nineties, is it like '99 or '94?

Ross Gerber: No. No. No. I did the nineties. So this is like '93. So 93, we got that first burst of the market. I had a great year in '93. I was real happy. And then '94 came around. I thought I was going to retire, I was like Kevin. I was 24 and I was making money in the stock market. I was like, "If this keeps going, I'm not working. I'll just be a stock trader." And '94 came in, they raised interest rates. It was when Greenspan was at his height and he just raised it just enough to slow down the economy without hitting a recession. And then '96, '97 and boom, we took off. And that was all driven by technology and innovation of the internet and the PC. And so when you look at the technology and innovation we have today, which is just tremendous, you know, we'll get these corrections when they try to make these adjustments. But if Powell is smart and he just does a little bit of adjustment, he doesn't go over 1% on the short term, this thing could go for another three, four, five years. Or longer, because they've basically made bear markets illegal. So if the Fed will buy any asset to protect against defaults and recession, and maybe like none of the old rules matter anymore, because the Fed never used to do that. Never. The Fed actually hurt the market more often than not, because they cared more about price stability or whatever. I think it would be the biggest mistake ever not to see the writing on the wall with what's happening with Bitcoin. The fact we have over 20 PE on the market, but earnings going up 30 and 40%. You know, it's just such a unique time for this country, and potential is limitless if it's managed correctly. And we have the right people to manage it correctly now. That's why I'm so bullish. If it was different people, I'd say, they'd f*** it up for sure, for sure. But we have really smart people coming back into office now. They know what they're doing, and it makes a huge difference. We've been run by total idiots for four years, and this is a huge bullish thing for our country and the brand of America.

Jeremy Tarica: And I would just add, I think, one, to tie inflation to SPACs a little bit, I do think to Ross's point, a lot of the inflation we're seeing is asset inflation and the recent sell off in SPACs and volatility around SPACs and a little bit of uncertainty around SPACs, I think makes it a really interesting opportunity for investors in SPACs because I think you're probably going to see the most reasonable prices in SPAC transactions going forward because of that sell off and that volatility. You know, we're in the market with our second SPAC as well, and also with Beachbody, we always were pretty transparent that we want to be constructive around valuation. No one's trying to top tick valuation so that you're kind of left holding the bag at $10. You want there to be room to run. And the volatility now in the market, for SPACs in specific, because there's been a disproportionate amount of sell off in SPACs relative to the rest of the market, I think sets up a lot of quality sponsors to find great deals at great terms at really reasonable entry point valuations.

Ross Gerber: And the market's been efficient too. So that's what you really have to worry about with the speculation when the market isn't efficient and you just have everything just constantly going up. So what we saw with the SPAC market was really how efficient the market still is because you raised all that money in a few months and now it's like, boom. It's like valuations are trying to find what's right, and it's not so easy all of a sudden, and that's actually a really positive sign.

Zach Tarica: I think the last part on that is just the state of the American economy, the consumer. It is, I think, very bullish. I couldn't agree more with everything that was said on this. The, the cheesy one line, "Health is wealth." There is one real problem in this country. We need to get Americans healthy. We need to preach the healthy lifestyle. I couldn't agree more. It's funny you brought up the Warren Buffet, Munger, the Berkshire Hathaway meeting. You see that stuff. And again, I don't want to go on the record like knocking McDonald's. But if you eat McDonald's every day, it's not going to end well. You drink soda every day. It's not going to end well. So it's just I do believe that, greatest country in the world, there's a lot of things that we could get better at. One of those things is we need to have Americans living a healthy and more fulfilling lifestyle. The impacts of working out regularly, eating healthy, will solve a lot of problems in this country. A lot.

Ross Gerber: And costs. And healthcare costs. You know, this is what's going to bankrupt this country in 20 years, it's healthcare costs. So when you look at a healthcare system, that's just loaded like we've never seen, and really almost incapable of serving the needs of the people and the amount of investment we need to make just in that. And then you look at the boomers, really they're old now. And really my mom's at a doctor's office or a hospital every day, and her whole lifetime of not working out is starting to really cost her. Well, my father worked out, I remember we had a home gym before anybody actually, which was kind of funny. My dad is in phenomenal shape. He's 83 years old and I'm literally arguing with him because I'm trying to get him to retire. And he just won't. And I'm like, "Dad, when is going to be the fun time in your life?" Like please. You know, he feels great and he's 83, because he's done this since he was a teenager. My mom's 10 years younger and every day is another issue. And this is going to be a huge burden on our society longer term. So yeah, health is wealth, but it's also happiness.

Jeremy Tarica: Yeah. And I think the call to action on this, since I know Kevin has an incredible following. So if anyone's listening in that health ecosystem, with Beachbody what we're really trying to achieve is mass market products for everyone and making it really accessible. So anyone at Aetna, Humana, CVS, Walgreens, anyone who's playing this space who has scale and authority, give us a shout, tweet at us, email us. We'd love to partner with you and figure out ways to get easier access to workouts, such as Beachbody, and just get this more to the masses. That's kind of the game plan this next leg, and next chapter of growth, is just getting more customers and getting more people healthy.

Ross Gerber: Yeah, just to say we're going to help you invest your money because we serve the mass and the mass affluent as well at my firm. You know, saving and investing is very much like fitness. That's kind of how the industry is because in a way we are like fitness coaches. We at my firm very much are motivators and we're that accountability to your savings plan and your kids' education plan. It's a very similar thing. So I look at health and wealth as really the key sort of functions that make you happy and give you that solid base to enjoy your life. Because I have clients that have a ton of money and they're not healthy. It's worthless to them. And you see all these healthy people with no money and they can't do anything. That's no fun either. Right? And so like the goal in life is to build a balance between your health and your wealth. That's one of the things we do at my firm very much. I mean, I guess if you come to us and then we invest in fitness in the future, then you get the best of both worlds. But this is the secret to happiness and the secret to success. It's not really about working all day and eating McDonald's and sipping a Coca Cola and being a billionaire, 97 years old and you're so big you can't even get through the door. You know, the whole purpose of life is to enjoy it and be able to do things and be healthy. And I think relying on your genetics only to hopefully win the lottery to make it to 97 is kind of a bad plan. And just the same, saving and investing is an important thing as well.

Kevin Paffrath: That's a really, really great insight there. So I want to ask final thoughts from all of you, and how to get in touch with you. I think all of y'all are on Twitter or even Clubhouse, maybe shout out how folks can get in touch with you if they have more questions or about your firm Ross. Let's start with Jeremy and Zach here.

Jeremy Tarica: Yeah. So Zach and I both are becoming more active on Twitter at Jeremy Tarica, at Zachary to Tarica. Kevin and Ross, we'd love to have you on our Clubhouse. We've been having weekly Wednesday Clubhouses called What the SPAC, where we just chat about the SPAC market and other trends more broadly. But we are going to take that to Twitter spaces in the near future, as we've kind of been testing out the product there, because I do think without having Android on Clubhouse yet it makes it kind of limits that. But we have a website as well, the Forest Road Company, you could Google us and understand kind of the specialty finance platform that we've built. We've got LinkedIn, all that good stuff. And spacroad.com is where you could find the information for our two SPACs that we have right now.

Kevin Paffrath: All right. Ross?

Ross Gerber: I'm a Ross Gerber, with Gerber Kawasaki. You can follow me at Gerber Kawasaki on Twitter. You can reach out to us through our website, gerberkawasaki.com. We do financial planning. We do taxes. We do crypto now through Gemini. So we're the only RIA that you can buy Bitcoin and Ethereum, own it yourself. We manage the accounts through Gemini. So that's an exciting thing that we've been working on. We also do life insurance and overall financial planning. If you want to reach out also info@gerberkawasaki, if you want to send us an email. But most importantly, whether you use us or somebody else, save and invest for the future, because this is a once in a generation time. I've waited 28 years till this happened again. So it could be a long time till we see a boom like we have today. So invest, save your money. We're happy to help you do that.

Kevin Paffrath: Wow. That's amazing folks. And then just for the spelling purposes, I wanted to copy and paste it. Darn it. I thought I had the copy and paste to that email. So info@gerber-

Ross Gerber: gerberkawasaki.com.

Kevin Paffrath: Yeah. Okay. Here we go.

Ross Gerber: And thanks, Kevin, for having us on again.

Kevin Paffrath: Yeah. Well thank you so much for being here. There we go. I got it. All right. Thank you so much for being here. For everybody watching, consider liking, sharing the video if you found it helpful. Everybody in the call, stand by for a sec. I'm going to end the broadcast. I thank you everyone for being here and we will see you all in the next one.

Ross Gerber: Bye.

Jeremy Tarica: Thanks.

###

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Beachbody and the Company, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination n, future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed a preliminary proxy statement/prospectus and intends to file a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the Business Combination.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.

18